NEWS RELEASE No. 05-07

April 16, 2007

ASX Symbol - AGY

Musongati Project

Argosy Minerals Inc. through its subsidiary, Andover Resources NL negotiated a comprehensive Mining convention with the Burundian government that was ratified by the Burundi National Assembly on March 11, 1999 in respect of the Musongati Nickel Project.  This convention sets out issues including mineral rights, a work program, royalties and taxation.

Since the original discovery of the Musongati deposit there have been three phases of diamond core drilling, a bulk sampling program and five metallurgical studies.  The technical evaluation was combined with transportation, energy and logistical studies to a prefeasibility level of confidence.

The Musongati deposits were also extensively assayed for platinum, palladium, rhodium and gold during the drilling campaigns in the 1970’s and 1980’s.  That work and subsequent mineralogical studies confirmed the presence of PGM’s in both the laterite and in association with nickel-copper sulphides in the underlying ultramafic rocks.  The PGM association and the implications for an underlying massive sulphide deposit make the Musongati deposit unique from an exploration perspective.

The Project is now at the stage where a Bankable Feasibility Study is required to verify its technical and economic viability with regard to both the nickel laterite resource and PGM potential.

As previously stated a delegation from Argosy including its legal and financial advisors will be traveling to Burundi at the end of this week to meet with the Government to discuss moving forward with the Project.

It would be premature at this point in time to speculate on the outcome of the discussions.

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer	Malcolm K Smartt, Company Secretary
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-474-4178 Email: mal.smartt@argosyminerals.com.au

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.